Exhibit 10.1
Employment Agreement
     THIS EMPLOYMENT AGREEMENT (the “Agreement”), effective as of March 1, 2010 (the “Effective Date”), by and between IDEX Service Corporation, a Delaware Corporation with its headquarters at 630 Dundee Road, Northbrook, Illinois, 60062-2745 (hereinafter called the “Company”), and Dominic A. Romeo (hereinafter called the “Executive”).
     WHEREAS, the Company desires to retain the Executive’s experience, skills, knowledge, and background for the benefit of the Company and the efficient achievement of its long-term strategy, and is therefore willing to continue to employ the Executive upon the terms and conditions, and in consideration of the compensation and other benefits, provided herein; and
     WHEREAS, the Executive is willing to serve the Company under such terms and conditions;
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements of the parties herein contained, the parties hereto agree as follows:
1.	Definitions. For purposes of this Agreement, the following capitalized terms shall have the indicated meanings:
(a)	“Board” shall mean the Board of Directors of IDEX.

(b)	“Cause” shall mean that any of the following conditions exist:
(i) The Executive’s failure to perform his material duties under this Agreement (other than as a result of his disability) if such failure, if curable, is not cured within 30 days after written notice is provided to the Executive.
(ii) The Executive’s breach of his fiduciary duty to the Company.
(iii) The Executive’s indictment under the laws of the United States, or any state thereof, for a (i) civil offense which is injurious to the business reputation of the Company or (ii) criminal offense.
(iv) Breach by the Executive of any material provision of this Agreement or of any policy of the Company if such breach, if curable, is not cured within 15 days after written notice is provided to the Executive
(c)	“CEO” shall mean the Chief Executive Officer of IDEX.

(d)	“Change In Control” shall have the meaning given to it in the Incentive Award Plan.

(e)	“Code” shall mean the Internal Revenue Code of 1986, as amended.

(f)	“IDEX” shall mean IDEX Corporation.

(g)	“Incentive Award Plan” shall mean the IDEX Corporation Incentive Award Plan or any successor plan.

(h)	“Involuntary Terminated” or “Involuntary Terminated by the Company” shall mean that the Executive has suffered an “involuntary separation from service” within the meaning of Treasury Regulation §1.409A-l(n).
2.	Employment and Duties.
(a)	Position. The Company hereby agrees to employ the Executive, and the Executive hereby agrees to serve the Company, during the Term of Employment in the position of Vice President & Chief Financial Officer of IDEX.

(b)	Performance of Duties. The Executive shall devote his full working attention and energies to the performance of his duties as Vice President & Chief Financial Officer or as may otherwise be directed by the CEO, and agrees to use his reasonable best efforts to perform his duties faithfully and efficiently.
3.	Term of Employment. The Company shall employ the Executive for a period of time beginning on the Effective Date and ending on his Termination Date as hereby described in this Section 3 (the “Term of Employment”). Unless the Executive’s employment is sooner terminated, as provided in Section 6 of this Agreement, the Term of Employment shall end on February 29, 2012 (“Termination Date”); provided, however, that on March 1, 2012, the Term of Employment shall be automatically extended for twelve (12) additional months unless, at least twelve (12) months prior to the original Termination Date, either party gives written notice to the other that the Term of Employment shall not be so extended, in which case the Executive’s employment with the Company shall terminate on the original Termination Date.
4.	Executive’s Compensation and Benefits. As remuneration to the Executive for his services to the Company hereunder, the Company shall compensate the Executive as follows during the Term of Employment:
(a)	Base Salary. The Executive’s annual base salary (“Base Salary”) shall be $450,000 (four hundred fifty thousand dollars) commencing as of the Effective Date and, except as it may be modified in accordance with this Section 4, continuing throughout the Term of Employment. The Base Salary shall be payable in conformity with the Company’s then-current payroll practices, as modified from time to time. The Base Salary as of the Effective Date may not be decreased during the Term of Employment and will be reviewed during the Term of Employment in accordance with IDEX’s salary review process for executive officers. Effective as of the date of any increase in the Executive’s Base Salary, the Base Salary as so increased shall be considered the new Base Salary for all purposes under this Agreement.

(b)	Annual MICP Incentive. For each calendar year during the Term of Employment, the Executive shall be eligible to receive an annual cash bonus (“Annual MICP Bonus”), based upon the attainment of such performance criteria as may be established by the CEO and the Board. The Executive’s target Annual MICP Bonus (“Target Annual MICP Bonus”) for each full calendar year shall be seventy percent (70%) of his annual Base Salary. During the Term of Employment, the performance goals to be achieved, and the extent to which those goals have been achieved for purposes of calculating the amount of the actual payment as a percentage of target (which percentage may be more or less than one hundred percent (100%) of target), will be determined by the CEO and the Board.

(c)	Long-Term Incentive. The Executive shall be eligible to participate in the Incentive Award Plan and any and all successor or replacement plans, as may be determined by the Board or duly authorized Committee of the Board.

(d)	Other Benefit Plans. The Executive shall be eligible to participate in plans available to Senior Executives of the Company. Subject to the terms of this agreement, the Company reserves the right to discontinue or modify its compensation, incentive, benefit, and perquisite plans, programs, and practices at any time and from time to time. Moreover, the brief summaries contained herein are subject to the terms of such plans, programs, and practices. For purposes of any and all employee benefit plans, the definition of compensation is as stated in such plans. Amounts payable under any other plan, program, or practice of the Company with regard to termination of employment shall not duplicate amounts paid under this Agreement upon a termination of employment.
5.	Restrictive Covenants.
(a)	Noncompetition. The following noncompetition provisions shall apply:
(i)	The Executive shall not, at any time during his employment with the Company or the twelve (12) month period commencing on the day immediately following the date on which his employment with the Company terminates for any reason, without the consent of the Board, directly or indirectly engage in any activity that the Board, in the exercise of its reasonable business judgment, determines is competitive with the Company’s business whether alone, as a partner of any partnership or joint venture, or as an officer, director, employee, independent contractor, consultant, or investor (a “Competitive Activity”). In furtherance of the immediately foregoing sentence, the Executive shall promptly notify the Board (or its representative) in advance in writing (which shall include a description of the activity) of his intention to engage in any activity which could reasonably be deemed to be subject to this noncompetition provision, and the Board shall respond to the Executive in writing within 10 calendar days indicating its approval or objections to the Executive’s engagement in the activity; provided, however, that if the Board (or its representative) does not respond to or request additional information from the Executive within such ten (10) day period the Board’s approval shall be deemed to be granted. If the Executive fails to notify the Board of his intended activity in advance, the Board shall retain all its rights of objections. Notwithstanding the preceding provisions of this subsection (a)(i), this subsection (a)(i) shall not be construed as preventing the Executive from investing his personal assets in any business that competes with the Company, in such form or manner as will not require any services on the part of the Executive in the operation of the affairs of the business in which such investments are made, but only if the Executive does not own or control five percent (5%) or more of any class of the outstanding stock, or of any profits interest or capital interest (as applicable), of such business.

(ii)	The payments, benefits, and other entitlements under this Agreement are being made in consideration of, among other things, the obligations of this Section 5 and, in particular, compliance with Section 5(a) of this Agreement; provided, however, that all such payments, benefits, or other entitlements under the Agreement are subject to and conditioned upon the Executive’s entering into the Release and Agreement referred to in Section 6(e) of this Agreement.

(iii)	During the twenty-four (24) month period commencing on the day immediately following the date on which the Executive’s employment terminates for any reason, the Executive shall not (A) influence or attempt to influence any person, firm, association, partnership, corporation, or other entity that is a contracting party with the Company to terminate any written agreement with the Company, except to the extent the Executive is acting on behalf of the Company in good faith, or (B) hire or attempt to hire for employment any person who is employed by the Company, or attempt to influence any such person to terminate employment with the Company, except to the extent the Executive is acting on behalf of the Company in good faith; provided, however, that nothing herein shall prohibit the Executive from generally advertising for personnel not specifically targeting any executive or other personnel of the Company.

(iv)	During the Term of Employment and for the twenty-four (24) month period immediately following the date on which the Executive’s employment terminates for any reason, the Executive shall not publicly criticize or disparage the Company, any affiliate of the Company, or any director, officer, executive, or agent of the Company or any related company, except as may be required by law.
(b)	Confidentiality. The Executive agrees that he will not, at any time during his Term of Employment or thereafter, disclose or use any trade secret, proprietary, or confidential information of the Company or any affiliate of the Company (other than any such information that is in the public domain other than through the fault of the Executive), except as may be required in the course of his employment by the Company, as may be otherwise allowed with the written permission of the Company or, as applicable, such affiliate of the Company, or as may be required by law; provided, however, that, if the Executive is required by any subpoena, court order, regulation, or law to disclose such information, he shall promptly notify the Company and cooperate with the Company in seeking a protective order.

The Executive agrees that on or prior to the Termination Date, regardless of whether his employment is terminating at the initiative of the Executive or the Company, and regardless of the reasons therefore, he will deliver to the Company, and not keep or deliver to anyone else, any and all physical matter, including any and all notes, files, memoranda, papers, computers, emails, storage devices, PDA’s and other documents, software and hardware containing information regarding the conduct of the business of the Company or any affiliate of the Company, except that the Executive may retain such physical matter that does not contain any trade secret, proprietary, or confidential information as may be allowed with the written permission of the CEO.

(c)	Breach.
(i)	Any material breach by the Executive of the provisions of Sections 5(a) or 5(b) of this Agreement shall relieve the Company of all obligations to make any further payments to the Executive pursuant to Sections 4 and 6 of this Agreement (including under all Company equity award grants pursuant to Section 4 of this Agreement) or otherwise under any incentive or equity awards made by the Company, provided, however, that no forfeiture, or cancellation shall take place with respect to any payments, benefits, or entitlements under this Agreement or any other award agreement, plan, or practice, unless the Company shall have first given the Executive written notice of its intent to so forfeit, or cancel payment and the Executive has not, within thirty (30) days after such notice has been given, ceased such impermissible activity; and provided further, however, that such prior notice procedure shall not be required with respect to (A) a Competitive Activity or violation of Section 5(b) of this Agreement which the Executive initiated after the Company had informed the Executive in writing that it believed such action violated this Agreement or IDEX’s noncompetition guidelines, or (B) any Competitive Activity regarding products or services which are part of a line of business which the Executive knew or should have known represented more than five percent (5%) of the Company’s consolidated gross revenues for its most recent completed fiscal year at the time the Executive’s employment is terminated.

(ii)	The Executive acknowledges that the restrictions contained in this Section 5 are reasonable and necessary to protect the legitimate interests of the Company and that any breach by the Executive of any portion of this Section 5 will result in irreparable injury to the Company. The Executive agrees that the Company’s remedies at law would be inadequate in the event of a breach or threatened breach of this Section 5 and, accordingly, that the Company shall be entitled, in addition to its rights at law, to temporary, preliminary, and permanent injunctive relief and other equitable relief, without the need to post a bond.
6.	Termination Provisions.
(a)	Benefits upon Involuntary Termination Other than for Cause; In the event that the Executive’s employment is Involuntarily Terminated by the Company, and such termination is other than for Cause, the Executive shall be entitled to:
(i)	Continuing payments of Base Salary for the remainder of the then-current Term of Employment to be paid at the same time and in the same amounts that payments would have been made under Section 4(a) commencing on the first payroll period following the sixtieth day following termination of employment;

(ii)	Continuing payments of the Executive’s Annual MICP Bonus at the level of the Target Annual MICP Bonus for the remainder of the then-current Term of Employment to be paid at the same time as amounts would have been made under Section 4(b), but no earlier than the first payroll period following the sixtieth day following termination of employment;

(iii)	Immediate payment for any unused, earned vacation days (but not for any unearned vacation days) for the calendar year in which his employment is terminated.

(iv)	Continuation of the ability of the Executive to vest in and exercise through the remaining Term of Employment (as if the Executive remained an active employee of the Company), all awards granted to the Executive under the Incentive Award Plan, subject to the terms and conditions of the Incentive Award Plan; and

(v)	Company-provided continuation of medical coverage (on either an insured or a self-insured basis, in the sole discretion of the Company) for the Executive and his eligible dependents (as determined under the terms of the Company’s medical expense plan), on substantially the same terms of such coverage that are in existence immediately prior to the Executive’s termination of employment (subject to commercial availability of such coverage), for a period of eighteen (18) months; provided, however, that such coverage shall run concurrently with any coverage available to the Executive and his eligible dependents under COBRA; and provided further, however, that the Executive shall immediately notify the Company if he becomes covered under Medicare or another employer’s group health plan, at which time the Company’s provision of medical coverage for the Executive and his eligible dependents will cease.

(b)	Termination for Cause. In the event the Executive’s employment is terminated for Cause at any time on or after the Effective Date, the Executive shall not receive any payments, benefits, or other amounts provided by this Agreement (but shall still be subject to the restrictive covenants set forth in Section 5 of this Agreement). The Executive may, however, be eligible for certain benefits under the Company’s tax-qualified pension and other employee benefit plans.

(c)	Voluntary Resignation. In the event the Executive voluntarily resigns on or after the Effective Date, the Executive shall not receive any payments, benefits, or other amounts provided by this Agreement (but shall still be subject to the restrictive covenants set forth in Section 5 of this Agreement) other than as required under applicable law. The Executive may, however, be eligible for certain benefits under the Company’s tax-qualified pension and other employee benefit plans.

(d)	Involuntary Termination (Other than for Cause) Within Two Years Following a Change in Control. If the Executive’s employment is Involuntarily Terminated by the Company other than for Cause within two (2) years following a Change in Control, the Executive shall be entitled to:
(i)	A severance payment that is a lump sum cash payment equal to two hundred percent (200%) of the sum of (A) the Executive’s highest annual Base Salary rate in effect on or after the day immediately preceding the date of the Change in Control, plus (B) the Executive’s Target Annual MICP Bonus for the year in which the Change in Control occurs (or, if the Change in Control occurs prior to the date in a calendar year on which the Executive’s Target Annual Bonus is determined, for the preceding calendar year) with such payment to be made on the 60th day following such Involuntary Termination;

(ii)	If such termination occurs prior to the payment of the Executive’s Annual MICP Bonus payable with respect to the immediately preceding calendar year, immediate payment of the full amount of the Executive’s Annual MICP Bonus for such preceding year;

(iii)	Immediate payment for any unused, earned vacation days (but not for any unearned vacation days) for the calendar year in which his employment is terminated.

(iv)	Immediate vesting of, and continuation of the ability of the Executive or Executive’s beneficiaries (as applicable) to exercise (as if the Executive remained an active employee of the Company), all awards granted to the Executive under the Incentive Award Plan, subject to the terms and conditions of the Incentive Award Plan;

(v)	Company-provided continuation of medical coverage (on either an insured or a self-insured basis, in the sole discretion of the Company) for the

Executive and his eligible dependents (as determined under the terms of the Company’s medical expense plan), on substantially the same terms of such coverage that are in existence immediately prior to the Executive’s termination of employment (subject to commercial availability of such coverage), for a period of eighteen (18) months; provided, however, that such coverage shall run concurrently with any coverage available to the Executive and his eligible dependents under COBRA; and provided further, however, that the Executive shall immediately notify the Company if he becomes covered under Medicare or another employer’s group health plan, at which time the Company’s provision of medical coverage for the Executive and his eligible dependents will cease; and

(vi)	The services of a Company-paid and Company-approved outplacement or career transition consultant in accordance with the Company’s normal practices for senior executives in effect as of the Termination Date.
(e)	Conditional Payments. Any payments or benefits made pursuant to this Section 6 will be subject to (i) the provisions, restrictions, and limitations of Section 5 of this Agreement, but not otherwise subject to offset or mitigation, and (ii) the Executive’s signing (following his termination of employment), and not revoking, and the Company’s receipt of, a Release and Agreement within 50 days of termination of employment releasing the Company, related companies, and their respective directors, officers, employees and agents (“Indemnities”) from any and all claims and liabilities, and promising never to sue any of the Indemnities (such Release and Agreement shall be in such form as is then currently in use for departing Company senior executives).

(f)	Resignation of Offices. The Executive hereby resigns from all offices, directorships, and fiduciary positions with the Company, its related companies, and their respective employee benefit plans effective on the last day of his employment with the Company.
7.	Wage Withholding and Reporting. All taxable payments, reimbursements, benefits, and other amounts payable or provided by the Company pursuant to this Agreement shall be subject to applicable wage withholding of income taxes and FUTA (unemployment taxes), and shall be reported on IRS Form W-2.

8.	Termination Provisions.
(a)	Executive. This Agreement is a personal contract, and the rights and interests of Executive hereunder may not be sold, transferred, assigned, pledged, or hypothecated by him, but shall be binding upon and inure to the benefit of his heirs, administrators, and executors.

(b)	Company. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns; provided, however, that the Company may not assign this Agreement except in connection with an assignment or disposition of all or substantially all of the assets or stock of the Company or the division, subsidiary, or business unit for which the Executive is providing services under this Agreement, or by law as a result of a merger or consolidation. In the event of such assignment, a failure by the successor to specifically assume in writing the obligations and liabilities of the Company hereunder, and to deliver notice of such assumption to the Executive, shall be deemed a material breach of this Agreement by the Company.
9.	Entire Agreement; Amendments. This Agreement, together with the IDEX Corporation Code of Business Conduct and Ethics, and the IDEX Corporation Employee Confidential Information, Work Product, and Non-Solicitation Agreement constitute the entire agreement between the Executive and the Company in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations, or warranties, whether oral or written, by any officer, executive, or representative of any party hereto. No amendments or modifications to this Agreement may be made except in writing signed by the Company (as authorized by the Board) and the Executive.

10.	Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of the Executive’s employment to the extent necessary to the intended preservation of such rights and obligations.

11.	Notices. Any notice and all other communications provided for in this Agreement given to a party shall be in writing and shall be deemed to have been duly given when delivered in person or three (3) days after being placed in the United States mails by certified or registered mail, postage prepaid, return receipt requested, duly addressed to the party concerned at the address indicated below or to such changed address as such party may subsequently furnish to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt:

If to the Company:	IDEX Corporation 630 Dundee Road Northbrook, Illinois 60062-2745 Attn: Vice President & General Counsel

If to the Executive:	Dominic A. Romeo 381 Belle Foret Lake Bluff, Illinois 60044
12.	Severability. The unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. If any provision of this Agreement shall be held invalid or unenforceable in part, the remaining portion of such provision, together with all other provisions of this Agreement, shall remain valid and enforceable and continue in full force and effect to the fullest extent consistent with law. In furtherance and not in limitation of the foregoing, should the duration or geographical extent of, or business activities covered by, any provision of this Agreement be in excess of that which is valid and enforceable under applicable law, then such provision shall be construed to cover only that duration, extent, or activities which may be validly enforced.

13.	Headings. Headings to Sections hereof are for convenience of reference only and shall not be construed to alter or affect the meaning of any provision of this Agreement.

14.	No Assignment or Attachment. Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation, or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void, and of no effect; provided, however, that nothing in this Section 14 shall preclude the assumption of such rights by executors, administrators, or other legal representatives of the Executive or his estate and their assigning any rights hereunder to the person or persons entitled thereto.

15.	Governing Law. The validity, interpretation, construction, and performance of this Agreement shall be governed by the laws of the State of Illinois, without consideration of conflict of law principles.

16.	Supersession. From and after the Effective Date, this Agreement shall supersede any other employment or severance agreement between the parties. In the event of any conflict between the provisions of this Agreement and the provisions of the IDEX Corporation Code of Business Conduct and Ethics, and the IDEX Corporation Employee Confidential Information, Work Product, and Non-Solicitation Agreement previously executed by Executive, the provisions of this Agreement shall control.

17.	Section 409A. This Agreement will be construed and administered to preserve the exemption from Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) of payments that qualify as short-term deferrals pursuant to Treas. Reg. §1.409A-l(b)(4) or that qualify for the two-times compensation separation pay exemption of Treas. Reg. § 1.409A-1 (b)(9)(iii). It is intended that all payments hereunder shall comply with Section 409A and the regulations promulgated thereunder so as not to subject the Executive to payment of interest or any additional tax under Section 409A. In furtherance thereof, if payment or provision of any amount or benefit hereunder that is subject to Section 409A at the time specified herein would subject such amount or benefit to any additional tax under Section 409A, the payment or provision of such amount or benefit shall be postponed to the earliest commencement date on which the payment or provision of such amount or benefit could be made without incurring such additional tax. In addition, to the extent that any regulations or other guidance issued under Section 409A (after application of the previous provisions of this Section 17) would result in the Executive’s being subject to the payment of interest or any additional tax under Section 409A of the Code, the parties agree, to the extent reasonably possible, to amend this Agreement in order to avoid the imposition of any such interest or additional tax under Section 409A, which amendment shall have the minimum economic effect necessary and be reasonably determined in good faith by the Company and the Executive. Executive acknowledges and agrees that the Company has made no representation to Executive as to the tax treatment of the compensation and benefits provided pursuant to this

     Agreement and that Executive is solely responsible for all taxes due with respect to such compensation and benefits.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the Effective Date.

IDEX CORPORATION
By:	/s/ Frank J. Notaro
Frank J. Notaro
Vice President — General Counsel & Secretary
Date: February 24, 2010

EXECUTIVE
/s/ Dominic A. Romeo
Dominic A. Romeo
Date: February 24, 2010